

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3628

November 29, 2018

Keith W. Landis
CEO and President
BA Credit Card Funding, LLC
1020 North French Street
DE5-002-01-05
Wilmington, Delaware 19884

> **Re: BA Credit Card Trust**
> **BA Credit Card Funding, LLC**
> **BA Master Credit Card Trust II**
> **Registration Statement on Form SF-3**
> **Filed November 28, 2018**
> **File Nos. 333-228572, 333-228572-01 and 333-228572-02**

Dear Mr. Landis:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Arthur Sandel at 202-551-3262 or me at 202-551-3850 if you have questions.

Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Office Chief
Office of Structured Finance

cc: Michael H. Mitchell, Esq.
Chapman and Cutler LLP